SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MAJESCO ENTERTAINMENT COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

  (Title of Class of Securities)
560690208

  (CUSIP Number)

Michael Brauser
4400 Biscayne Blvd.
Miami, FL 33137
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Michael Brauser
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

400,100 (1) (2)
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	507,470 (3) (4)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	400,100 (1) (2)
10	SHARED DISPOSITIVE POWER

507,470 (3) (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

907,570 (1) (2) (3) (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.3% (based on 10,890,701 shares issued and outstanding as of October 2, 2015)

14	TYPE OF REPORTING PERSON

IN

(1)
Represents 400,100 shares of common stock, par value $0.001 per share (the “Common Stock”), of Majesco Entertainment Company (the “Company”) held by Michael Brauser, of which 400,000 shares represent a restricted stock award under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such award shares per month or upon a Qualified Transaction as defined in the award.

(2)
Excludes 2,205,883 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 1,575,630 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Michael Brauser. Conversions by any holder of Series A Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  Mr. Brauser’s ownership had been limited accordingly.

(3)
Includes 235,786 shares of Common Stock held by Michael & Betsy Brauser TBE; 125,000 shares of Common Stock held by Betsy & Michael Brauser Charitable Family Foundation, of which Mr. Brauser is Chairman and over which Mr. Brauser holds voting and dispositive power; and 146,684 shares of Common Stock held by Grander Holdings, Inc. 401K,, of which Mr. Brauser is Trustee and over which Mr. Brauser holds voting and dispositive power.

(4)
Excludes (i) 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC, of which Mr. Brauser is Manager and over which he has voting and dispositive power; (ii) 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 216,670 shares of Common Stock underlying shares of Series C Convertible Preferred Stock held by Grander Holdings, Inc. 401K, of which Mr. Brauser is Trustee and over which Mr. Brauser holds voting and dispositive power; and (iii) 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Betsy & Michael Brauser Charitable Family Foundation, of which Mr. Brauser is Chairman and over which Mr. Brauser holds voting and dispositive power. Conversions by any holder of Series A, Series B, Series C or Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  Mr. Brauser’s ownership has been limited accordingly.

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Grander Holdings, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	146,684 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

146,684 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

146,684 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.347% (based on 10,890,701 shares issued and outstanding as of October 2, 2015)
14	TYPE OF REPORTING PERSON

OO

(1)
Excludes 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock, and 216,670 shares of Common Stock underlying shares of Series D Convertible Preferred Stock.  Conversions by any holder of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Betsy & Michael Brauser Charitable Family Foundation
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	125,000 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

125,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.148% (based on 10,890,701 shares issued and outstanding as of October 2, 2015)
14	TYPE OF REPORTING PERSON

OO

(1)
Excludes 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred Stock. Conversions by any holder of Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Marlin Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0 (1)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00% (based on 10,890,701 shares issued and outstanding as of October 2, 2015)
14	TYPE OF REPORTING PERSON

OO

(1)
Excludes 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying Series B Convertible Preferred Stock. Conversions by any holder of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

CUSIP No. 560690208	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Michael & Betsy Brauser TBE
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	235,786
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

235,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.165% (based on 10,890,701 shares issued and outstanding as of October 2, 2015)
14	TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share ("Common Stock"), of Majesco Entertainment Company, a Delaware corporation (the "Company"). The address of the principal executive offices of the Issuer is 4041-T Hadley Road, South Plainfield, NJ 07080.

Item 2. Identity and Background

(a) This statement is being filed by Michael Brauser, Grander Holdings, Inc. 401K, Betsy & Michael Brauser Charitable Family Foundation, Marlin Capital Investments, LLC  and Michael & Betsy Brauser TBE (collectively, the “Reporting Persons”).

(b) The Reporting Persons’ business address is 4400 Biscayne Blvd., Miami, FL 33137.

(c) N/A

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Florida

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds or working capital, with the exception of 400,000 shares of the Company’s Common Stock which represent a restricted stock award (the “Award”) under the 2014 Equity Incentive Plan approved by the Company’s shareholders. The Award was granted to Michael Brauser in connection with his appointment to the Company’s Board of Directors, on September 30, 2015, the same date on which the Award was granted.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only.  Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a)
Michael Brauser beneficially holds, together with all his affiliates, an aggregate of 907,570 shares of Common Stock, which represents 8.3% of the Company’s issued and outstanding Common Stock (based on 10,890,701 shares issued and outstanding shares of Common Stock as of October 2, 2015) including (i) 400,100 shares of Common Stock held by Michael Brauser, of which 400,000 shares represent a restricted stock award under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such award shares per month or upon a Qualified Transaction as defined in the award; (ii) 146,684 shares of Common Stock held by Grander Holdings, Inc. 401K; (iii) 125,000 shares of Common Stock held by Betsy & Michael Charitable Family Foundation and (iv) 235,786 shares of Common Stock held by Michael and Betsy Brauser TBE.

Excludes: (i) 2,205,883 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 1,575,630 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Michael Brauser; (ii) 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 216,670 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Grander Holdings, Inc. 401K; (iii) 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred stock held by Betsy & Michael Brauser Charitable Family Foundation; and (iv) 117,648 shares of Common Stock underlying Shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC.

Mr. Brauser is the Trustee of Grander Holdings, Inc. 401K, the Chairman of the Michael & Betsy Brauser Charitable Family Foundation and the Manager of Marlin Capital Investments, LLC, and in such capacities he has voting and dispositive power over the securities held by such entities. Mr. Brauser and his wife, Betsy Brauser, jointly hold the securities held by Michael & Betsy Brauser TBE. As a tenant by entirety with Mrs. Brauser, Mr. Brauser holds voting and dispositive power over the securities jointly held.

(b)	Michael Brauser may be deemed to hold sole voting and dispositive power over 400,100 shares of Common Stock (1) (2) and shared voting and dispositive power over 507,470 shares of Common Stock (3) (4).

Grander Holdings, Inc. 401K may be deemed to have shared voting and dispositive power over 146,684 shares of Common Stock (5).

Betsy & Michael Brauser Charitable Family Foundation may be deemed to have shared voting and dispositive power over 125,000 shares of Common Stock (6).

Marlin Capital Investments, LLC, may be deemed to have shared voting and dispositive power over 0 shares of Common Stock (7).

Michael & Betsy Brauser TBE may be deemed to hold shared voting and dispositive power over 235,786 shares of Common Stock.

(c)	Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the past sixty days.

On September 30, 2015, Michael Brauser entered into a Restricted Stock Agreement with the Company, in connection with his appointment on the same day as Director on the Company’s Board of Directors. Pursuant to the Restricted Stock Agreement, Mr. Brauser received 400,000 shares of Common Stock under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such shares per month or upon a Qualified Transaction as defined in the agreement.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 907,570 shares of common stock reported in Item 5(a).

(e)	Not applicable.

(1)
Represents 400,100 shares of Common Stock held by Michael Brauser, of which 400,000 shares represent a restricted stock award under the 2014 Equity Incentive Plan approved by the Company’s shareholders, and which vest at a rate of 1/24 of such award shares per month or upon a Qualified Transaction as defined in the award.

(2)
Excludes 2,205,883 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 1,575,630 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Michael Brauser. Conversions by any holder of Series A Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  Mr. Brauser’s ownership has been  limited accordingly.

(3)
Includes 235,786 shares of Common Stock and 125,000 shares of Common Stock held by Betsy & Michael Brauser Charitable Family Foundation and 146,684 shares of Common Stock held by Grander Holdings, Inc. 401K..

(4)
Excludes (i) 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying shares of Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC; (ii) 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 216,670 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Grander Holdings, Inc. 401K; and (iii) 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Betsy & Michael Brauser Charitable Family Foundation; Conversions by any holder of Series A, Series B, Series C or Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

(5)
Excludes 511,483 shares of Common Stock underlying shares of Series C Convertible Preferred Stock and 216,670 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Grander Holdings, Inc. 401K.  Conversions by any holder of Series C Convertible Preferred Stock and Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

(6)
Excludes 50,000 shares of Common Stock underlying shares of Series D Convertible Preferred Stock held by Betsy & Michael Brauser Charitable Foundation. Conversions by any holder of Series D Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

(7)
Excludes 117,648 shares of Common Stock underlying shares of Series A Convertible Preferred Stock and 84,000 shares of Common Stock underlying Series B Convertible Preferred Stock held by Marlin Capital Investments, LLC. Conversions by any holder of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock may not be effected to the extent such conversion would result in the holder’s aggregate beneficial ownership, together with that of all the holder’s affiliates, to exceed 4.99% of the Company’s issued and outstanding shares of Common Stock.  The holder’s ownership has been limited accordingly.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with Michael Brauser, Grander Holdings, Inc. 401K, Betsy & Michael Brauser Charitable Family Foundation, Marlin Capital Investments, LLC, and Michael & Betsy Brauser TBE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2015	/s/ Michael Brauser
Michael Brauser

Dated: October 9, 2015	GRANDER HOLDINGS INC 401K

	By:	/s/ Michael Brauser
Michael Brauser, Trustee

Dated: October 9, 2015	MARLIN CAPITAL INVESTMENTS, LLC

	By:	/s/ Michael Brauser
Michael Brauser, Manager

Dated: October 9, 2015	BETSY & MICHAEL BRAUSER CHARITABLE
FAMILY FOUNDATION

	By:	/s/ Michael Brauser
Michael Brauser, Trustee

Dated: October 9, 2015	MICHAEL & BETSY BRAUSER TBE

	By:	/s/ Michael Brauser
Michael Brauser

	By:	/s/ Betsy Brauser
Betsy Brauser

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement with Michael Brauser, Marlin Capital Investments, LLC, Grander Holdings Inc. 401K, Betsy & Michael Brauser Charitable Family Foundation, Michael & Betsy Brauser TBE